UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-29644

ARM HOLDINGS PLC
(Exact name of registrant as specified in its charter)

110 Fulbourn Road Cambridge CB1 9NJ England +44 1223 400 400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 3 Ordinary Shares of 0.05p each Ordinary Shares of 0.05p each
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)      ☒

Rule 12g-4(a)(2)      ☐

Rule 12h-3(b)(1)(i)  ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6               ☐

Rule 15d-22(b)        ☐

Approximate number of holders of record as of the certification or notice date:	1

Pursuant to the requirements of the Securities Exchange Act of 1934, ARM Holdings plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 13, 2016	By:	/s/ Chris Kennedy
		Name:	Chris Kennedy
		Title:	Chief Financial Officer